================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1734

                               (Amendment No. 1)*


                         DREAMWORKS ANIMATION SKG, INC.
                  ---------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK (PAR VALUE $.01 PER SHARE)
                  ---------------------------------------------
                         (Title of Class of Securities)


                                   26153 10 3
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 31, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_] Rule 13d-1(b)
             [_] Rule 13d-1(c)
             [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO. 26153 10 3                 Schedule 13G                Page 2 of 17

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      JEFFREY KATZENBERG
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      U.S.A.
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       38,757,500 (1)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  38,757,500 (2)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      38,757,500 (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      37.5% (3)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IN
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                Page 3 of 17

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      M&J K B LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      U.S.A.
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       38,757,500 (1)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  38,757,500 (2)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      38,757,500 (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      37.5% (3)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                Page 4 of 17

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      M&J K B DREAM LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      U.S.A.
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       38,757,500 (1)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  38,757,500 (2)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      38,757,500 (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      37.5% (3)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                Page 5 of 17

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      M&J K DREAM CORP.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      U.S.A.
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       38,757,500 (1)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  38,757,500 (2)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      38,757,500 (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      37.5% (3)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      CO
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                Page 6 of 17

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      THE JK ANNUITY TRUST
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      U.S.A.
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       38,757,500 (1)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  38,757,500 (2)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      38,757,500 (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      37.5% (3)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                Page 7 of 17

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      THE MK ANNUITY TRUST
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      U.S.A.
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       38,757,500 (1)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  38,757,500 (2)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      38,757,500 (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      37.5% (3)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                Page 8 of 17

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      THE KATZENBERG 1994 IRREVOCABLE TRUST
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      U.S.A.
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       38,757,500 (1)
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  38,757,500 (2)

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      38,757,500 (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      37.5% (3)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                Page 9 of 17


Notes:
------

(1) Mr. Katzenberg and entities controlled by him (including M&J K Dream Limited Partnership ("M&J K Dream"), M&J K B Limited Partnership ("M&J K B"), M&J K Dream Corp., The JK Annuity Trust, The MK Annuity Trust, and Katzenberg 1994 Irrevocable Trust (such entities, together with Mr. Katzenberg, being herein referred to as the "Katzenberg Stockholders")) are parties to two separate stockholder agreements governing the voting of all shares of common stock of DreamWorks Animation SKG, Inc. (the "Company") held of record by the respective parties thereto and certain entities controlled by them. These stockholder agreements are (i) the Stockholder Agreement, dated as of October 27, 2004 (the "Vulcan Stockholder Agreement"), among the Company, DWA Escrow LLLP ("DWA Escrow"), the Katzenberg Stockholders (other than M&J K Dream Corp.), DG-DW, L.P. ("DG-DW"), DW Investment II, Inc. ("DWI II"), David Geffen and Paul Allen; and (ii) the Stockholder Agreement, dated as of October 27, 2004 (the "Class B Stockholder Agreement"), among DWA Escrow, the Katzenberg Stockholders, DG-DW, and David Geffen.

        In addition, at the time of this report M&J K B is a general partner of, and M&J K Dream is a limited partner of, DWA Escrow, a limited liability limited partnership. The Limited Liability Limited Partnership Agreement of DWA Escrow, dated as of October 27, 2004 (as amended, the "Holdco Partnership Agreement"), provides that M&J K B and DG-DW, as general partners of DWA Escrow, share voting power over all shares of the Company's common stock held by DWA Escrow, including all DWA shares contributed to DWA Escrow by DWI II and by Lee Entertainment L.L.C. ("Lee"), subject to the terms of the Vulcan Stockholder Agreement. As a limited partner of DWA Escrow, DWI II has no right to vote any shares held by DWA Escrow.

        The aggregate share number indicated above reflects the total of the number of shares of the Company's common stock held of record by (i) each of the parties to the Vulcan Stockholder Agreement, (ii) each of the parties to the Class B Stockholder Agreement, and (iii) DWA Escrow. The total of 38,757,500 shares includes:

        o     618,571  shares of Class A Restricted  Stock,  373,000 shares of
              Class A Common Stock and 7,838,731 shares of Class B Common Stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream;

        o 373,000 shares of Class A Common Stock and 7,838,731 shares of Class B Common Stock held of record by DG-DW, an entity controlled by David Geffen;

        o 21,071,831 shares of Class A Common Stock and one share of Class C Common Stock held of record by DWI II, an entity controlled by Paul Allen; and

o        643,635 shares of Class A Common Stock held of record by DWA Escrow.

        The Katzenberg Stockholders expressly disclaim beneficial ownership of all shares of the Company's common stock owned by all other parties to the "Holdco Partnership Agreement", the Vulcan Stockholder Agreement and the Class B Stockholder Agreement, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1734 or for any other purpose.

CUSIP NO. 26153 10 3                 Schedule 13G               Page 10 of 17

--------------

(2) In connection with the Company's separation from DreamWorks L.L.C., members of DreamWorks L.L.C. entered into an agreement (the "Formation Agreement"), dated as of October 27, 2004, governing, among other things, their receipt of shares of the Company's common stock in exchange for limited liability company interests in DreamWorks Animation L.L.C. As a result of the Final Allocation (as defined below), certain provisions of the Formation Agreement that placed certain restrictions on the ability of each of M&J K Dream, M&J K B, DG-DW, DWI II, DW Lips, L.P. (an entity controlled by Steven Spielberg ("DW Lips")), Lee and Paramount Pictures Corporation ("Paramount") (collectively, the "Holdco Partners") to dispose of, and to purchase, shares of the Company's common stock expired. As a result of the expiration of such provisions, the Holdco Partners no longer may be deemed to share dispositive power over all other shares of the Company's common stock owned directly or indirectly by each other Holdco Partner pursuant to the Formation Agreement. Accordingly, shares of the Company's common stock held by DW Lips, Lee and Paramount (which are not parties to the Vulcan Stockholders Agreement) are not included in this report, as such entities no longer share dispositive power over such shares with the undersigned pursuant to the Formation Agreement.

        DWA Escrow was organized for the sole purpose of holding and allocating shares of DWA common stock contributed to it by the Holdco Partners. In connection with a follow-on offering (the "Follow-On Offering") of Class A Common Stock of the Company by DWA Escrow, DWI II and Lee consummated on November 20, 2006, all shares of common stock of the Company held by DWA Escrow on behalf of its partners were permanently allocated among the Holdco Partners pursuant to the terms of the Holdco Partnership Agreement. The final allocation of shares is referred to as the "Final Allocation". The Final Allocation resulted in all 49,688,334 shares of Class B Common Stock of DWA held by DWA Escrow being permanently allocated among the Holdco Partners according to the terms of the Holdco Partnership Agreement and, in connection therewith, 35,164,952 shares of Class B Common Stock allocated to partners other than M&J K Dream, M&J K B and DG-DW were converted into shares of Class A Common Stock. On December 18, 2006, M&J K Dream received all 23,915 shares of Class B Common Stock allocated to it, and M&J K B received all 7,237,776 shares of Class B Common Stock allocated to it. Following the distribution of all shares allocated in the Final Allocation (other than certain shares required to be held by DWA Escrow for a minimum period of time pursuant to the Holdco Partnership Agreement) to the Holdco Partners, DWA Escrow continues to own an aggregate of 643,635 shares of Class A Common Stock. The Holdco Partnership Agreement provides that M&J K B and DG-DW, acting together, will exercise voting power over the shares of Class A Common Stock held by DWA Escrow until a date selected by DWI II at least six months but no later than seven months after the consummation of the Follow-On Offering, at which time DWI II will become the general partner of Holdco and M&J K B and DG-DW will withdraw as partners of DWA Escrow.

        On January 31, 2006, Viacom Inc. ("Viacom") acquired DreamWorks L.L.C. ("DW LLC"). As a result of the acquisition of DW LLC by Viacom, beneficial ownership of 525,929 shares of Class A common stock held by DW LLC at the time of such acquisition was transferred from entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, as managing members of DW LLC, to Viacom. In connection with the closing of such acquisition, (i) Vivendi Universal Entertainment LLLP ("VUE") withdrew as a limited partner of DWA Escrow and its limited partnership interest was liquidated and (ii) DW Holdco, Paramount Pictures Corporation ("Paramount") and Viacom entered into a Subscription Agreement and Amendment of Limited Liability Limited Partnership

CUSIP NO. 26153 10 3                 Schedule 13G               Page 11 of 17

--------------

Agreement (the "Subscription Agreement") with DWA Escrow, the Company, DW LLC and each of the Holdco Partners pursuant to which DW Holdco, a subsidiary of Viacom ("DW Holdco"), (i) purchased a limited partnership interest in DWA Escrow and (ii) became a party to the Holdco Partnership Agreement. In addition, pursuant to the Subscription Agreement, Paramount, Viacom and DW Holdco and certain of their affiliates agreed to be bound by certain provisions of the Formation Agreement that placed certain restrictions on the ability of each of such entities to dispose of, and to purchase, shares of the Company's common stock. As a result of the expiration of such provisions and the withdrawal of DW Holdco from DW Escrow as described above, shares of the Company's common stock held by Paramount, Viacom and DW Holdco and certain of their affiliates are not included in this report, as such entities no longer share dispositive power of such shares with the undersigned pursuant to the Formation Agreement.

(3) Based on 87,793,942 shares of Class A Common Stock outstanding per the Company's Prospectus Supplement dated November 15, 2006. In addition, for purposes of this calculation, the aggregate of 15,677,462 shares of Class B Common Stock held of record by M&J K B, M&J K Dream and DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1734. Shares of Class B common stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis and do not expire.

CUSIP NO. 26153 10 3                 Schedule 13G               Page 12 of 17


Item 1(a).      Name of Issuer:

                DREAMWORKS ANIMATION SKG, INC.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                1000 FLOWER STREET
                GLENDALE, CA  91201

Item 2(a).      Name of Persons Filing:

                JEFFREY KATZENBERG
                M&J K DREAM LIMITED PARTNERSHIP
                M&J K B LIMITED PARTNERSHIP
                M&J K DREAM CORP.
                THE JK ANNUITY TRUST
                THE MK ANNUITY TRUST
                KATZENBERG 1994 IRREVOCABLE TRUST

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                JEFFREY KATZENBERG
                c/o M&J K DREAM LIMITED PARTNERSHIP
                1000 FLOWER STREET
                GLENDALE, CA 91201

                M&J K DREAM LIMITED PARTNERSHIP
                1000 FLOWER STREET
                GLENDALE, CA 91201
                ATTN: JEFFREY KATZENBERG

                M&J K B LIMITED PARTNERSHIP
                C/O M&J K DREAM LIMITED PARTNERSHIP
                1000 FLOWER STREET
                GLENDALE, CA 91201
                ATTN: JEFFREY KATZENBERG

                M&J K DREAM CORP.
                C/O M&J K DREAM LIMITED PARTNERSHIP
                1000 FLOWER STREET
                GLENDALE, CA 91201
                ATTN: JEFFREY KATZENBERG

CUSIP NO. 26153 10 3                 Schedule 13G               Page 13 of 17


                THE JK ANNUITY TRUST
                C/O M&J K DREAM LIMITED PARTNERSHIP
                1000 FLOWER STREET
                GLENDALE, CA 91201
                ATTN: JEFFREY KATZENBERG

                THE MK ANNUITY TRUST
                C/O M&J K DREAM LIMITED PARTNERSHIP
                1000 FLOWER STREET
                GLENDALE, CA 91201
                ATTN: JEFFREY KATZENBERG

                KATZENBERG 1994 IRREVOCABLE TRUST
                C/O M&J K DREAM LIMITED PARTNERSHIP
                1000 FLOWER STREET
                GLENDALE, CA 91201
                ATTN: JEFFREY KATZENBERG

Item 2(c).      Citizenship:

                JEFFREY KATZENBERG - U.S.A.
                M&J K DREAM LIMITED PARTNERSHIP - DELAWARE
                M&J K B LIMITED PARTNERSHIP - DELAWARE
                M&J K DREAM CORP. - DELAWARE
                THE JK ANNUITY TRUST - CALIFORNIA
                THE MK ANNUITY TRUST - CALIFORNIA
                KATZENBERG 1994 IRREVOCABLE TRUST - CALIFORNIA

Item 2(d).      Title of Class of Securities:

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).      CUSIP Number:

                26153 10 3

Item 3.         NOT APPLICABLE.  THIS SCHEDULE 13G IS FILED PURSUANT TO RULE
                13D-1(D).

CUSIP NO. 26153 10 3                 Schedule 13G               Page 14 of 17


Item 4.         Ownership

                For each Reporting Person:

                (a).    Amount beneficially owned:

                        SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

                (b).    Percent of Class:

                        SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

                (c).    Number of shares as to which such person has:

                        (i). Sole power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

                        (ii). Shared power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

                        (iii). Sole power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

                        (iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.         Ownership of Five Percent or Less of a Class

                IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [_].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                NOT APPLICABLE

CUSIP NO. 26153 10 3                 Schedule 13G               Page 15 of 17


Item 8.         Identification and Classification of Members of the Group

                THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE "VULCAN STOCKHOLDER AGREEMENT"), DATED AS OF OCTOBER 27, 2004:

                JEFFREY KATZENBERG
                M&J K DREAM LIMITED PARTNERSHIP
                M&J K B LIMITED PARTNERSHIP
                THE JK ANNUITY TRUST
                THE MK ANNUITY TRUST
                KATZENBERG 1994 IRREVOCABLE TRUST
                DAVID GEFFEN
                DG-DW, L.P.
                PAUL ALLEN
                DW INVESTMENT II, INC.
                DWA ESCROW LLLP


                THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP
                BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A
                STOCKHOLDER AGREEMENT (THE "CLASS B STOCKHOLDER
                AGREEMENT"), DATED AS OF OCTOBER 27, 2004:

                JEFFREY KATZENBERG
                M&J K DREAM LIMITED PARTNERSHIP
                M&J K B LIMITED PARTNERSHIP
                THE JK ANNUITY TRUST
                THE MK ANNUITY TRUST
                KATZENBERG 1994 IRREVOCABLE TRUST
                DAVID GEFFEN
                DG-DW, L.P.
                DWA ESCROW LLLP

Item 9.         Notice of Dissolution of Group

                NOT APPLICABLE

Item 10.        Certifications

                NOT APPLICABLE

CUSIP NO. 26153 10 3              Schedule 13G                 Page 16 of 17


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007



                                        /s/ Jeffrey Katzenberg
                                        ------------------------------------
                                        Name: JEFFREY KATZENBERG



                                        M&J K B LIMITED PARTNERSHIP


                                        By: /s/ Jeffrey Katzenberg
                                        ------------------------------------
                                        Name:  Jeffrey Katzenberg
                                        Title:



                                        M&J K DREAM LIMITED PARTNERSHIP


                                        By: /s/ Michael Rutman
                                        ------------------------------------
                                        Name:  Michael Rutman
                                        Title: Vice President



                                        M&J K DREAM CORP.


                                        By: /s/ Michael Rutman
                                        ------------------------------------
                                        Name:  Michael Rutman
                                        Title: Vice President

CUSIP NO. 26153 10 3              Schedule 13G                 Page 17 of 17



                                        THE JK ANNUITY TRUST


                                        By: /s/ Jeffrey Katzenberg
                                        ------------------------------------
                                        Name:  Jeffrey Katzenberg
                                        Title:



                                        THE MK ANNUITY TRUST



                                        By: /s/ Jeffrey Katzenberg
                                        ------------------------------------
                                        Name:  Jeffrey Katzenberg
                                        Title:



                                       KATZENBERG 1994 IRREVOCABLE TRUST


                                        By: /s/ Michael Rutman
                                        ------------------------------------
                                        Name:  Michael Rutman
                                        Title: